UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 21, 2012

Notice is hereby given that the annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company”) will be held on December 30, 2012, at 10:00 a.m. (Israel time), at the offices of the Company, Euro Park, Italy House, Yakum, Israel, for the following purposes:

1.
To elect Subramanian Kalyanasundaram (known in industry circles as Kal Sundaram), who is not an External Director (as defined in the Israeli Companies Law 5759-1999 (the “Companies Law” or “Law”), to the Company's Board of Directors (the “Board of Directors”), to serve until the close of the next Annual General Meeting.

2.
To re-elect Sudhir Valia, Aalok Shanghvi, James Kedrowski and Dov Pekelman, who are not External Directors (as defined in the Companies Law), to the Board of Directors, to serve until the close of the next Annual General Meeting.

3.
To appoint Ziv Haft, Certified Public Accountants (Israel), a member firm of BDO, as the Company’s independent auditors until the close of the next Annual General Meeting, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

4.
To approve an amendment to the Company's Articles of Association (the "Articles of Association"), so as to confirm and ratify the change of the Company's fiscal year end from December 31 to March 31, by way of adding Article 149A to the Articles of Association, as follows:

"149A. The Company's fiscal year shall be from April 1 to March 31."

5.
To discuss the Company’s consolidated annual financial statements for the period ended December 31, 2011 and the Company’s consolidated financial statements for the transition period ended March 31, 2012.

Shareholders of record at the close of business on December 7, 2012, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States.  You may also submit your proxy vote by telephone or via the internet by following the proxy voting instructions included with the enclosed materials.  Shareholders who subsequently revoke their proxies may vote their shares in person.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Kal Sundaram

Kal Sundaram
Chairman of the Board of Directors

TARO PHARMACEUTICAL INDUSTRIES LTD.

Euro Park, Italy House
Yakum, Israel
_____________________

PROXY STATEMENT
_____________________

This Proxy Statement is furnished to the holders of ordinary shares, nominal (par) value NIS 0.0001 each (the “Ordinary Shares”) and of founders' shares, nominal (par) value NIS 0.00001, of Taro Pharmaceutical Industries Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors”) of proxies for use at the annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”), or any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on December 30, 2012, at 10:00 a.m. (Israel time) at the offices of the Company, Euro Park, Italy House, Yakum, Israel.

It is proposed that, at the Meeting, the following matters be considered:

1.
To elect Subramanian Kalyanasundaram (known in industry circles as Kal Sundaram), who is not an External Director (as defined in the Israeli Companies Law 5759-1999 (the “Companies Law” or “Law”), to the Company's Board of Directors, to serve until the close of the next Annual General Meeting.

2.
To re-elect four directors (Sudhir Valia, Aalok Shanghvi, James Kedrowski and Dov Pekelman), who are not External Directors (as defined in the Israeli Companies Law), to the Board of Directors, to serve until the close of the next Annual General Meeting.

3.
To appoint Ziv Haft, Certified Public Accountants (Israel), a member firm of BDO, as the Company’s independent auditors until the close of the next Annual General Meeting, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

4.
To approve an amendment to the Company's Articles of Association (the "Articles of Association"), so as to confirm and ratify the change of the Company's fiscal year end from December 31 to March 31, by way of adding Article 149A to the Articles of Association, as follows:

"149A. The Company's fiscal year shall be from April 1 to March 31."

5.
To discuss the Company’s consolidated annual financial statements for the period ended December 31, 2011 and the Company’s consolidated financial statements for the transition period ended March 31, 2012.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Proxy votes may also be submitted by telephone or via the internet by following the proxy voting instructions included with the enclosed materials.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, by submitting votes by telephone or internet at a later date, or by voting in person at the Meeting.

Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. The Board of Directors of the Company is soliciting proxies for use at the Meeting.

Only shareholders of record at the close of business on December 7, 2012, will be entitled to vote at the Annual General Meeting.  Proxies are being mailed to shareholders on or about December 10, 2012 and will be solicited chiefly by mail; however, certain officers, directors and employees of the Company may solicit proxies by telephone, fax or other personal contact, none of whom will receive additional compensation therefore.  The Company may also retain one or more agents for the purpose of soliciting proxies in connection with the Meeting. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Item 1 – ELECTION OF DIRECTOR

Mr. Kal Sundaram has been nominated for election as a member of the Board of Directors who shall hold office from the close of the Annual General Meeting at which he is elected and serve in office until the close of the next Annual General Meeting, unless his directorship is earlier vacated in accordance with the provisions of any applicable law or under the Articles of Association.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a public company, at which the appointment of a director is to be considered, will not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

The proposed nominee, Mr. Sundaram, has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a member of the Board of Directors of the Company, detailing his applicable qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his role as a member of the Board of Directors of the Company.  A copy of the declaration of Mr. Sundaram is available for inspection at the Company’s offices in Yakum, Israel.

The following information is supplied with respect to Mr. Sundaram for election to the Board of Directors and is based upon the records of the Company and information provided to it by him:

Kal Sundaram became a member and Chairman of the Taro Board of Directors in April 2012.  He was Chief Executive Officer of Sun Pharmaceutical Industries Limited (“Sun Pharma”) from April 2010 to April 17, 2012 (and a director of the Sun Pharma’s Board of Directors until March 21, 2012), and in this role he focused on accelerating Sun Pharma’s growth in India and other Emerging Market countries and developing broad, strategic alliances with other leading companies in the pharmaceutical industry.  Mr. Sundaram has almost three decades of regional/global experience much of which has been in the pharmaceutical industry, largely with GlaxoSmithKline plc (“GSK,” LSE: GSK, NYSE: GSK), Dr. Annie Besant Road, Mumbai – 400 030, India, where he has held country, regional and global responsibilities.  As its Managing Director, he led the turnaround of GSK India; and in the regional role, he spearheaded the company’s differentiated and region-specific Emerging Markets strategy.  Mr. Sundaram is a science graduate from Madurai University and a qualified chartered accountant.

PROPOSED RESOLUTION

The Board of Directors will present the following Resolution at the Annual General Meeting:

“RESOLVED, that Kal Sundaram be and is hereby elected to serve as director of the Company until the close of the next Annual General Meeting of Shareholders.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 1 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy. The Board of Directors unanimously recommends a vote FOR Item 1 above.

Item 2 – RE-ELECTION OF DIRECTORS

Under the Companies Law and the Articles of Association, the directors of the Company (other than the External Directors) are elected at each Annual General Meeting. The elected directors commence their terms from the close of the Annual General Meeting at which they are elected and serve in office until the close of the next Annual General Meeting, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or regulation or under the Articles of Association.

At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election, as directors of the Company, of the four nominees named below who shall hold office from the close of the Annual General Meeting at which they are elected and serve in office until the close of the next Annual General Meeting, under the same terms of remuneration approved by the Audit Committee and Board of Directors and by the Extraordinary General Meeting dated May 12, 2011, and by the Annual General Meeting dated December 29, 2011 unless such directorship is earlier vacated in accordance with the provisions of any applicable law or under the Articles of Association.

The list of nominees, all of whom are currently directors, is as follows:
1.	Sudhir Valia
2.	Aalok Shanghvi
3.	James Kedrowski
4.	Dov Pekelman

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a public company, at which the appointment of a director is to be considered, will not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Each of the proposed nominees, has declared to the Company that he or she complies with the required qualifications under the Companies Law for appointment as a member of the Board of Directors of the Company, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of the Board of Directors of the Company.  Copies of the declarations of the directors are available for inspection at the Company’s offices in Yakum, Israel.

The following information is supplied with respect to each nominee for election to the Board of Directors and is based upon the records of the Company and information provided to it by the nominees:

Sudhir Valia became a member of the Taro Board of Directors and the Nominating Committee in September 2010.  Mr. Valia joined Sun Pharma as a director in January 1994 and has been a full-time director since his appointment in April 1994.  He is currently responsible for finance, commercial, operations, projects and quality control.  Prior to then, Mr. Valia was a chartered accountant in private practice and is a qualified chartered accountant in India.  In addition to being on the Board of Directors of a number of companies in Sun Pharma’s group, including Sun Pharma Advanced Research Company Ltd., he is also on the Board of Directors of Caraco Pharmaceutical Laboratories, Ltd.

Aalok Shanghvi became a member of the Taro Board of Directors in September 2010. Mr. Aalok Shanghvi works as a Senior General Manager in International Marketing for Sun Pharma. He also founded PV Powertech Pvt. Ltd., a manufacturer and exporter of photo-voltaic solar panels. Mr. Aalok Shanghvi earned his Bachelor of Science in Molecular Biology at the University of Michigan.

James Kedrowski became Interim Chief Executive Officer of Taro in October 2010 and a member of the Taro Board of Directors in May 2011. Mr. Kedrowski has been with Chattem Chemicals, an indirect subsidiary of Sun Pharma since 1997 and is currently its Executive Vice President. Mr. Kedrowski’s prior experience includes over twenty years with Alcoa Inc., where he held increasingly responsible positions, primarily in Alcoa’s Industrial Chemicals Business.

Dov Pekelman became a member of the Taro Board of Directors and Audit Committee in August 2011, Chairman of the Special Committee in November 2011 and the Stock Option Committee in March 2012. Professor Pekelman is currently Chairman of Atera Networks Ltd., 34 Habarzel St., Bldg. B, Tel Aviv 69710, Israel, as well as Gilon Investments (TASE: GILN), Rehov Zhabutinski 7, Ramat Gan 52520, Israel. He lectures at the Arison School of Business of the Interdisciplinary Center (IDC), Herzliya, Israel, serves on the Board of Directors of the IDC and is Chairman of the IDC Corporation, the center’s economic arm. Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) from 1985 to 2008 and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd. Professor Pekelman served on the Board of Directors of several large industrial corporations, including Koor Industries Ltd. (TASE: KOR) and served for 22 years on the Board of Directors of Makhteshim Agan Industries Ltd. (TASE: MAIN).  Professor Pekelman was also a member of the advisory committee of the Bank of Israel. He holds a Ph.D. from the University of Chicago and a B.S. from the Technion, Israeli Institute of Technology. Professor Pekelman is a published author writing on various aspects of business operations.

PROPOSED RESOLUTIONS

The Board of Directors will present the following Resolutions at the Annual General Meeting:

“RESOLVED, that Sudhir Valia be and is hereby elected to serve as director of the Company until the close of the next Annual General Meeting of Shareholders.”

“RESOLVED, that Aalok Shanghvi be and is hereby elected to serve as director of the Company until the close of the next Annual General Meeting of Shareholders.”

“RESOLVED, that James Kedrowski be and is hereby elected to serve as director of the Company until the close of the next Annual General Meeting of Shareholders.”

“RESOLVED, that Dov Pekelman be and is hereby elected to serve as director of the Company until the close of the next Annual General Meeting of Shareholders.”

VOTE REQUIRED

In order to approve the above Resolutions, under Item 2 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy. The Board of Directors unanimously recommends a vote FOR Item 2 above.

Item 3 – APPOINTMENT OF INDEPENDENT AUDITORS

Ziv Haft, Certified Public Accountants (Israel), a member firm of BDO, has been nominated and approved by the Board of Directors and the Audit Committee for appointment as the Company's independent auditors until the close of the annual general meeting of the shareholders of the Company that follows the Annual General Meeting.  The shareholders at the Annual General Meeting are requested to approve such auditors’ nomination and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

PROPOSED RESOLUTION

The Board of Directors will present the following Resolution at the Annual General Meeting:

“RESOLVED, that the Company’s independent auditors, Ziv Haft, Certified Public Accountants (Israel), a member firm of BDO, be and are hereby appointed as the Company’s independent auditors until the close of the next annual general meeting of the shareholders of the Company, and that their remuneration is hereby authorized to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 3 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.  The Board of Directors unanimously recommends a vote FOR Item 3 above.

Item 4 – AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION

The Board of Directors recommends that the shareholders approve an amendment to the Company’s Articles of Association, so as to confirm and ratify the change of the Company's fiscal year end from December 31 to March 31, by way of adding Article 149A to the Articles of Association.

PROPOSED RESOLUTION

The Board of Directors will present the following Resolution at the Annual General Meeting:

“RESOLVED, pursuant to the recommendation of the Board of Directors of the Company, to amend the Company’s Articles of Association by adding the following Article 149A:

149A. The Company's fiscal year shall be from April 1 to March 31."

VOTE REQUIRED

In order to approve the above Resolution, under Item 4 of this Proxy Statement, the required vote is at least seventy five percent (75%) of the votes cast at the Meeting, whether in person or by proxy.  The Board of Directors unanimously recommends a vote FOR Item 4 above.

Item 5 – FINANCIAL STATEMENTS OF THE COMPANY FOR THE PERIODS ENDED DECEMBER 31, 2011 AND MARCH 31, 2012

The Board of Directors has approved, and is presenting to the shareholders for receipt and discussion at the Meeting, the Company’s (i) annual consolidated balance sheet as of December 31, 2011 and the consolidated statements of income for the period then ended, which are included in the Company’s Report on Form 20-F for the twelve month period ended December 31, 2011, which the Company filed with the U.S. Securities and Exchange Commission on April 5, 2012 and can be accessed at http://www.taro.com, and (ii) consolidated balance sheet as of March 31, 2012 and the consolidated statements of income for the period then ended, which are included in the Company’s Transition Report on Form 20-F for the three month period ended March 31, 2012, which the Company filed with the U.S. Securities and Exchange Commission on June 28, 2012 and can be accessed at http://www.taro.com.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Kal Sundaram

Kal Sundaram
Chairman of the Board of Directors

Dated:  November 21, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 21, 2012

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer and Director